OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Shield Devices LLC

27015 NE Ring St
Duvall, WA 98019

shielddevices.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Non-Voting Common Units when the company raises $1,000,000.00 in a qualified equity financing

Maturity Date: May 15, 2020

$5,000,000 Valuation Cap

15% Discount Rate

4% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

4% Annual Interest Rate, payable at maturity

Maximum of $107,000 in Convertible Notes

Minimum of $10,000 in Convertible Notes

What is a Convertible Note?

A convertible note offers you the right to receive membership Units in Shield Devices, LLC. The number of Common Units of membership in the limited liability company you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per Unit is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 85% discount on the price the new investors are purchasing. You also receive 4% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive your investment and interest back from the company.

Company	Shield Devices LLC
Corporate Address	27015 NE Ring St. Duvall, WA 98019
Description of Business	The Company was formed in 2016 to expand a thesis regarding the bacteria growth and odor as it relates to both consumer and commercial trash containers. Both concept and design have been developed in addition to 2 Utility patents.
Type of Security Offered	Convertible Note
Minimum Investment Amount (per investor)	$200

Perks

$400 - First 100 investors receive a Shield Device and 2 solution packets.

All perks occur after the offering is complete and the product is manufactured

The 10% Bonus for StartEngine Shareholders

Shield Devices LLC will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 4.4% instead of 4%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Shield Devices LLC have a proprietary and utility patented pump system that automatically dispenses a liquid sanitizing or odor mitigating agent into trash containers after emptied. Both consumer outside and inside trash, recycling and organic waste containers. Applications to industrial and commercial dumpsters as well.

The system pumps the liquid when the outside container is emptied or when the lid is closed for both inside and outside containers. Device also provides opportunity for manual release. To the best of our knowledge there is nothing similar on the market today. Device has applications to both residential and commercial trash containers. With its simple installation the consumer can install the Shield device in minutes.

Recurring revenue is realized through multiple purchases of units within each household and the liquid packets. Commercial services may be provided. Currently, the consumer packets will hold enough liquid for 5 sprays for the outside container and over 30 uses of the inside container.

This model can be realized through a licensing model whereby we offer our patent design to a Consumer Products Firm; wherein they pay us a license and create their form factor, manufacture and sell the Shield Device along with their liquid packs.

We manufacture the product and sell to the chemical company who then packages it with their solutions (liquids) and sell at retail.

Partner with an off shore manufacturer with relations with major retail in USA and sell both the Shield Device and liquid packs at retail and e-commerce. This avenue allows us quicker entry into the international market.

To date 5/18/2018, at the best of our research and knowledge we are the only consumer or commercial product of its kind.

Product does not require a power source.

Sales, Supply Chain, & Customer Base

Our intention is to sell the product with partnership of chemical company to major retailers and waste management wholesalers throughout the United States for at least our 1st 18 months of distribution. All the while begin to understand the opportunities on a global scale. It is our belief we will manufacture the product off shore, most likely China as they have a better capacity and very good tooling to create the product we need. We feel the entire product, pump, liquid etc. can be packaged overseas and then placed on a container for delivery to the West Coast of USA.

Competition

To the best of our knowledge, there is no known competitor in this space. We continue to diligently review and scour the internet and have not found any company or item.

Liabilities and Litigation

Company has no liabilities or litigation pending against it.

The team

Officers and directors

Eric Larabee	CEO, Founder, Managing Member

Eric Larabee
Shield Devices LLC. - CEO / Founder / Managing Member 2/2016 - Present - Duvall, Wa. - Provisional Patents Utility Disinfecting System: U.S. Patent # 8,727,181 (Parent) / U.S. Patent # 9,168,548 (Continuation) 10/2010 -- Total Product Design of Commercial / Residential - Liquid Dispensing Device - Utility - Full Time Position – All communications, maintenance and revisions with US Patent and Trademark Offices, attorneys, state, and federal. Product Development. -Interested in building a professional business relationship with the appropriate team of individuals whom possess an established perspective in manufacturing new products. Licensing of Intellectual Property - Utility Patents Design Experience: Industrial Design / CAD, 3-D Modeling with various materials, Total product design capabilities, Okala-Ecological Design and Manufacturing, Resins, well developed sketching and rendering, Human Factors, Step - Stretch - Leap, I.D.S.A. Industrial Design Society of America - Honor Society, SAE Car Design Team, Vacuum Forming, and Design Ideas sponsored projects. Computer Aided Design - 2/2004 - Present - Various CAD 3D models built as contracted to specifications as to meet client's needs and cities building code requirements. Part Time / Seasonal work. Incorporating numerous programs into design and plotting. Surveying drawings and structures as requested to create computer models. William E. Buchan Inc. - Bellevue, WA. 4/2007-1/2009 CAD / Drafting / Permits - AutoCAD construction drawings and plat development, both commercial and residential. Position implemented new drawings and revisions in coordination with customers, architects, marketing, engineers, surveyors, and various construction crews. All permit activity through various cities and W.B.H. Inc. KIP Printers. Shayfer's Creations- St. Louis, MO. 1/2005 - 1/2007- Various freelance design projects: Advertisements, brochures, comp. sheets, CAD, logos/icons, color studies. Designed and created as requested by client. Fishing Vessel Vernon- Seattle, WA. 2003, 1998, 1997, and 1995 Season - Skiff Operator: Managed upkeep of skiff and purse seine. Implemented engineering responsibilities, navigation, and deckhand duties. Oversaw R.S.W. and bilge filtration systems construction and maintenance. Responsible for annual mandatory training of crew in marine survival, man overboard procedures, and industrial safety. Fishing Vessel Sea Falcon- Seattle, WA. 2000, 1999, and 1996 Season- Navigation / Cranes / Engineer Alltype Fire Protection- St. Louis, MO. / Widico Fire

Protection- Carbondale, IL. 10/2000-8/2001 Alltype: 8/2001-6/2002 Widico - Systems Engineer / Sales: The selling, design, manufacturing, construction, and inspections of various fire suppression systems and portable units. Systems are incorporated through various applications in order to meet the desired state specifications. Education: Degree- B.F.A. Industrial Design - Southern Illinois University Carbondale 2001-2004 School of Art and Design, University of Missouri St. Louis 2000, St. Louis Community College at Meramac 1991-1992, Missouri State University 1989-1990 Biology / ROTC / Sigma Phi Epsilon Qualified: Industrial Safety- OSHA, Marine Survival- USCG, Forklift / Crane Operations

Number of Employees: 4

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual** property One of the Company's most valuable assets is its intellectual property. We currently hold 2 issued Utility patents, as well as a number of trademarks, copyrights, Internet domain names. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to our current pump technology.
- **TIme to Market** Even though we have create multiple prototypes, it is possible, during the manufacturing stage, problems occur which delay production and entry into market.
- **Partnership with companies** Because our pump requires a solution, we intend to partner with a company that manufacturers same. E.g. Diversey, S.C. Johnson etc. There is a slight possibility we will not be able to partner with such a firm.
- **Creating an alliance** Our plan is to potentially create an alliance with our manufacturer that may or may not included purchasing the solutions/liquids we require to take our product to market.
- **Cash requirements** When at the stage for acquiring a loan, it is possible we will not be able to acquire this financial vehicle and would require us to raise money through additional investments further diluting stock % ownership.
- **Growth** We are forecasting our growth based on available data as well as size of market and acceptance. These variables or the economy may adversely affect our stated growth rate.
- **Tariffs and duties** Due to the current administration, tariffs and duties may increase to the point that manufacturing off shore would be problematic. Current discovery is being conducted regarding manufacturing in various countries to offset this potential.
- **Demand becomes larger than anticipated** This may seem like a good problem but with the manufacturing process significant sales can be lost in the 120 period it would take to make a sizeable amount of new units and distribute them within USA.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Eric Larabee, 100.0% ownership, Voting Common Units

Classes of securities

- Voting Common Units: 100

  Voting Rights

  The holders of Company's Voting Common Units are entitled to vote for each Unit held of record.

  Cash Distributions Prior to Dissolution

  (a) The Managers shall cause the Company to distribute, no less often than annually Available Cash to each of the Members in an amount sufficient to enable each Member to satisfy that Member's estimated federal and state income tax liability with respect to the net amount of tax items that are allocable to such member under this Agreement ("Tax Distributions"). Tax Distributions to all Members shall be calculated assuming each Member is subject to tax at the highest marginal federal tax rate for married individuals filing jointly and at the highest marginal tax rate applicable to Washington residents, regardless of the income tax rates actually applicable to the Member. Determinations regarding Tax Distributions shall be made reasonably and in good faith by the Managers, and such determinations shall be conclusive, absent manifest error. Each Tax Distribution pursuant to this Section 4.1(a) of the Operating Agreement shall be treated as an advance to such Member of the amount to which such Member is otherwise entitled under Section 4.1(b)and Section 9.3(d) of the Operating Agreement. "Available Cash" means the net cash of the Company may be distributed to the Members, pro rata according to their respective Units after appropriate provision for expenses and liabilities, less Company's reserves as determined by the Managers. Available Cash means cash beyond what is required as reasonable working capital, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Schedule B and applicable Treasury Regulations. To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Schedule B and applicable Treasury Regulations.

  (b)In addition to Tax Distributions, the Managers shall have the right to determine how much additional Available Cash, if any, of the Company shall be distributed among the Members each year. Any Available Cash of the Company to be distributed pursuant to this Section 4.1(b) of the Operating Agreement shall be distributed to the Members pro rata in proportion to their respective Units.

  (c) No distribution of Net Cash Flow or other cash made to any Member shall be determined a return or withdrawal of a Capital Contribution unless so designated by the Managers in their sole and exclusive discretion.

  Cash Distributions Upon Dissolution

Liquidation Proceeds shall be applied and distributed in the following order of priority:

(a) First, to payment of all expenses and debts of the Company and purchasing insurance policies that will provide for any contingent liabilities or obligations of the Company, the amount of such insurance to be based on the experience of the Company for such liabilities and obligations; provided that the unpaid principal of and interest on any loans made to the Company by members (and their Affiliates), shall be distributed pro rata to the Members (and their Affiliates) who made such loans, in proportion to the total amount of principal and interest payable on such loans, such distributions being treated first as a payment of accrued interest on such loans and next as in payment of principal on such loans; and

(b) Second, to the establishment of any reserve which the Managers may deem reasonably necessary for any contingent, conditional or unasserted claims or obligations of the Company.

(c) Third, to the Members, pro rata to and in an amount equal to their Equity Account balance; and

(d) Finally, the remaining balance of the Liquidation Proceeds, if any, to the Members, pro rata in proportion to their respective Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Voting Common Units are subject to and may be adversely affected by, the rights of the holders of Voting Common Units , as designated in the Operating Agreement, Preferred Units and any additional classes of preferred stock that we may designate in the future.

- Non-Voting Common Units: 0

Voting Rights

The holders of Company's Non-Voting Common Units are not entitled to vote on any matter, except as required by law.

Cash Distributions Prior to Dissolution

(a) The Managers shall cause the Company to distribute, no less often than annually Available Cash to each of the Members in an amount sufficient to enable each Member to satisfy that Member's estimated federal and state income tax liability with respect to the net amount of tax items that are allocable to such member under this Agreement ("Tax Distributions"). Tax Distributions to all Members shall be calculated assuming each Member is subject to tax at the highest marginal federal tax rate for married individuals filing jointly and at the highest marginal tax rate applicable to Washington residents, regardless of the income tax rates actually applicable to the Member. Determinations regarding Tax Distributions shall be made reasonably and in good faith by the Managers, and such determinations shall be conclusive, absent manifest error. Each Tax Distribution pursuant to this Section 4.1(a) of the Operating Agreement shall be treated as an advance to such Member of the amount to which such Member is otherwise entitled under Section 4.1(b)and Section 9.3(d) of the Operating Agreement. "Available Cash" means the net cash of the Company may be distributed to the Members, pro rata according to their respective Units after appropriate provision for expenses and liabilities, less Company's reserves as determined by the Managers. Available Cash means cash beyond what is required as reasonable working capital, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Schedule B and applicable Treasury Regulations. To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Schedule B and applicable Treasury Regulations.

(b)In addition to Tax Distributions, the Managers shall have the right to determine how much additional Available Cash, if any, of the Company shall be distributed among the Members each year. Any Available Cash of the Company to be distributed pursuant to this Section 4.1(b) of the Operating Agreement shall be distributed to the Members pro rata in proportion to their respective Units.

(c) No distribution of Net Cash Flow or other cash made to any Member shall be determined a return or withdrawal of a Capital Contribution unless so designated by the Managers in their sole and exclusive discretion.

Cash Distributions Upon Dissolution

Liquidation Proceeds shall be applied and distributed in the following order of priority:

(a) First, to payment of all expenses and debts of the Company and purchasing insurance policies that will provide for any contingent liabilities or obligations of the Company, the amount of such insurance to be based on the experience of the Company for such liabilities and obligations; provided that the unpaid principal of and interest on any loans made to the Company by members (and their Affiliates), shall be distributed pro rata to the Members (and their Affiliates) who made such loans, in proportion to the total amount of principal and interest payable on such loans, such distributions being treated first as a payment of accrued interest on such loans and next as in payment of principal on such loans; and

(b) Second, to the establishment of any reserve which the Managers may deem reasonably necessary for any contingent, conditional or unasserted claims or obligations of the Company.

(c) Third, to the Members, pro rata to and in an amount equal to their Equity Account balance; and

(d) Finally, the remaining balance of the Liquidation Proceeds, if any, to the Members, pro rata in proportion to their respective Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Non-Voting Common Units are subject to and may be adversely affected by, the rights of the holders of Voting Common Units, as designated in the Operating Agreement, Preferred Units and any additional classes of preferred stock that we may designate in the future.

- Preferred Units: 0

"Preferred Units" means all of a Member's rights and interests in the Company in such Member's capacity as a Member having the rights and obligations specified with respect to a Preferred Unit, all as provided in the Articles, the Operating Agreement and the Act together with the obligations of such Member to comply with all the terms and provisions of the Agreement and the Act.

The Company may designate "Preferred Units", but as of the date hereof, there are no outstanding Preferred Units.

- Convertible Note: 0

Note converts to Non-Voting Common Units when the company raises $1,000,000.00 in a qualified equity financing

Maturity Date: May 15, 2020

$5,000,000 Valuation Cap

85% Discount Rate

4% Annual Interest Rate, payable at maturity

Maximum of 2,0000 Shield Device Convertible Notes ($2,000)

Minimum of 200 Shield Device Convertible Notes ($200)

A convertible note offers you the right to receive Common Units of membership in Shield Devices, LLC. The number of Units you may receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per Unit is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 85% discount on the price the new investors are purchasing. You also receive 4% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into equity.

What it means to be a Minority Holder

Investors in this campaign will receive Convertible Notes that may convert into Common Units in the limited liability company ("LLC").

Our company grants voting control to designated Members ("Managing Members") of the LLC. Managing Members will govern the daily operations of the Company and will make all major decisions regarding the Company.

If an investor's Convertible Notes convert into Non-Voting Common Units, they will have no voting rights. Even upon conversion of the Notes to Units, an investor will hold a minority interest in the Company and the Managing Members will still control the Company. As a minority holder, an investor will have limited ability, if at all, to influence our policies or any other Company matter, including the election of Managing Members, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional membership Units. In other words, when the Company issues more Units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of Units outstanding could result from a future securities offering, employees exercising securities options, or by conversion of certain instruments (e.g., convertible notes or Preferred Units) into membership Units.

If we decide to issue more Units, an Investor could experience value dilution, with each Unit being worth less than before, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more Units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Unit to hold a certain amount of value, it is important to realize how the value of those Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until Q4, 2018. Based on our forecast, we will be aggressive with our search of a corporate partner throughout Q3 of 2018.

Because we are early stage and have created only 3D printed prototypes, it is difficult to be exact on COGS for Shield Devices. One of our team members has brought over 200 products to market and has determined that our Shield Device outdoor product will be partially die struck and the pump be injection molded. Use of ABS or similar product is highly likely. That being said, the estimated First Cost of our outside Shield Device will be in the $3.80 to $4.20 range (not including tooling). We should not incur packaging costs as our partner will package with their liquid product. It is our intent to manufacture off shore and send our pump to our partner and they package and distribute. With this model a 35% MU would be acceptable. As stated in previous portions of this offering, we have discussed the potential for a partner to request a licensing arrangement whereby they license our patented concept and pay us a % upon manufacturing of same. We do not intend to agreed to a licensing arrangement based on retail sales. We intend to accept between a 5-7% license arrangement based on first cost. Production and assembly to manufacture our product once the tooling is complete and proven is approximately 750 pieces per day.

Financial Milestones

The company is investing for continued growth of the brand, which will likely lead to the generation of net income losses as a result. Management currently forecasts 2018 and 2019 revenue of $157K and $370K, respectively, and believes the company will generate positive net income beginning in 2020. The $157,000 is based on our receiving positive funding from our Start Engine, wherein, the modeling of samples can be made to prove concept to partners such as Diversey and/or SC Johnson. Also, by making multiple models we can perform a roadshow to other companies that are similar to the aforementioned. Our expectation is to complete 3D printing of models by middle of July and begin our roadshow. With positive results we expect to begin manufacturing by the end of September with whichever partner we may have acquired to do a retail test that would be in the $157,000 range. We hope to raise between $500K and $1M through this offering, which would suffice for major inventory purchase at the beginning of 2019. It would be our plan, to attend the Housewares Show in March (Chicago) and present our product in the innovation section, thereby garnering interest from various new partners. We also seek to develop a prototype for the inside trash container by Q4 of 2018 and begin proof of concept and use this as a lever with the partner of choice. One additional comment extends to the success of the retail test with our corporate partner and acceptance at the Housewares Show. If either are even moderately successful, the revenue projections for 2019 are woefully low. Rather than paint a "blue sky," we position our forecast based on 2019 being a nurturing year and revenue fruition not being realized until, at the earliest Q4. Please review below spread sheets for our projections, which are estimates.

Shield Device	Jan '18	Aug '18	Sept '18	Oct '18	Nov '18	Dec '18	Total 2018
License First Cost	$ -	$ -					$ -
e-Commerce Revenue		$ -	$ 11,691.00	$ 31,825.50	$ 38,710.20	$ 55,857.00	$ 138,083.70
COGS		$	$ 3,285.00	$ 8,942.50	$ 10,877.00	$ 15,695.00	38,799.50
Net Sales			$ 8,406.00	$ 22,883.00	$ 27,833.20	$ 40,162.00	99,284.20
Commercial Revenue		$ -	$ -	$ -	$ -	$ -	$ -
COGS		$ -	$ -	$ -	$ -	$ -	$ -
Net Sales		$ -	$ -	$ -	$ -	$ -	$ -
Manufacture Revenue	$ -	$ -	$ -	$ 3,770.00	$ 5,220.00	$ 10,730.00	19,720.00
COGS	$ -	$ -	$ -	$ 2,372.50	$ 3,285.00	$ 6,752.50	12,410.00
Net Sales	$ -	$ -	$ -	$ 1,397.50	$ 1,935.00	$ 3,977.50	7,310.00
Total Sales			$ 11,691.00	$ 35,595.50	$ 43,930.20	$ 66,587.00	157,803.70
Total COGS			$ 3,285.00	$ 11,315.00	$ 14,162.00	$ 22,447.50	51,209.50
Net Sales			$ 8,406.00	$ 24,280.50	$ 29,768.20	$ 44,139.50	106,594.20

SGA Manufacturing Wages	January '18	June '18	July '18	August '18	September '18	October '18	November '18	December '18	Total
Sales		$ 1,500.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 19,500.00
Executive			$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 18,000.00
Admin							$ 2,500.00	$ 4,000.00	$ 6,500.00
Engineer Contractor		$ 3,500.00					$ 3,500.00		$ 7,000.00
Total Wages	$ -	$ 5,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 12,000.00	$ 10,000.00	$ 51,000.00
T& E			$ 1,100.00	$ 4,850.00	$ 1,100.00	$ 1,200.00		$ -	$ 8,250.00
Rent					$ 750.00	$ 750.00	$ 750.00	$ 750.00	$ 3,000.00
Supplies			$ -	$ -	$ 150.00	$ -	$ -	$ -	$ 150.00
Marketing	$ -	$ -	$ -	$ 2,000.00	$ -	$ 1,350.00	$ -	$ -	$ 3,350.00
Web		$ -	$ 850.00	$ -	$ -	$ 850.00	$ -	$ -	$ 1,700.00
Product Development	$ -	$ -	$ -	$ -	$ 2,200.00	$ -	$ -	$ -	$ 2,200.00
Accounting						$ 1,250.00	$ 1,250.00	$ 1,250.00	$ 3,750.00
3PL						$ 3,300.00	$ 2,800.00	$ 1,200.00	$ 7,300.00
Professional Services	$ -		$ -	$ -	$ -	$ 12,500.00		$ -	$ 12,500.00
Tooling & Misc Costs		$ 22,500.00	$ -	$ -	$ -		$ -	$ -	$ 22,500.00
Total	$ -	$ 32,500.00	$ 13,950.00	$ 18,850.00	$ 16,200.00	$ 33,200.00	$ 28,800.00	$ 23,200.00	$ 115,700.00

Shield Device	Jan '19	Feb '19	March '19	April '19	May '19	June '19	July '19	Aug '19	S
License First Cost	$ 242.00	$ -	$ 990.00	$ 4,070.00	$ 3,190.00	$ 5,720.00	$ 71,500.00	$ 7,260.00	$
e-Commerce Revenue	$ 14,289.00	$ -	$ 11,691.00	$ 15,588.00	$ 14,613.75	$ 29,227.50	$ 29,227.50	$ 35,073.00	$
COGS	$ 4,015.00	$ -	$ 3,285.00	$ 4,380.00	$ 4,106.25	$ 8,212.50	$ 8,212.50	$ 9,855.00	$
Net Sales	$ 10,274.00	$ -	$ 8,406.00	$ 11,208.00	$ 10,507.50	$ 21,015.00	$ 21,015.00	$ 25,218.00	$
Commercial Revenue									$
COGS									$
Net Sales	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$
Manufacture Revenue	$ 26,100.00	$ -	$ 6,380.00	$ 6,380.00	$ 6,960.00	$ 12,760.00	$ 16,240.00	$ 14,500.00	$
COGS	$ 16,425.00	$ -	$ 4,015.00	$ 4,015.00	$ 4,380.00	$ 8,030.00	$ 10,220.00	$ 9,125.00	$
Net Sales	$ 9,675.00	$ -	$ 2,365.00	$ 2,365.00	$ 2,580.00	$ 4,730.00	$ 6,020.00	$ 5,375.00	$
Total Revenue	$ 40,389.00	$ -	$ 18,071.00	$ 21,968.00	$ 21,573.75	$ 41,987.50	$ 45,467.50	$ 49,573.00	$
Total Net Sales	$ 19,949.00	$ -	$ 10,771.00	$ 13,573.00	$ 13,087.50	$ 25,745.00	$ 27,035.00	$ 30,593.00	$

SGA Manufacturing Wages	January '19	February '19	March '19	April '19	May '19	June '19	July '19	August '19	September '19	October
Sales	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000
Executive	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000
Admin	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500
Engineer Contractor			$ 3,500.00				$ 3,500.00			
Total Wages	$ 8,500.00	$ 8,500.00	$ 12,000.00	$ 8,500.00	$ 8,500.00	$ 8,500.00	$ 12,000.00	$ 8,500.00	$ 8,500.00	$ 8,500
T& E	$ 1,200.00	$ -	$ 1,500.00	$ -	$ 1,100.00	$ -	$ 1,100.00		$ 1,100.00	$ 1,200
Rent	$ 750.00	$ 750.00	$ 750.00	$ 750.00	$ 750.00	$ 750.00	$ 750.00	$ 750.00	$ 1,100.00	$ 1,100
Supplies	$ 250.00	$ -	$ 1,150.00	$ -	$ -	$ 1,800.00	$ -	$ -	$ 1,150.00	$
Marketing	$ -		$ 3,500.00	$ -	$ -		$ -	$ 2,000.00	$ -	
Web	$ 850.00	$ -	$ -	$ 850.00	$ -	$ -	$ 850.00	$ -	$ -	$ 850
Product Development	$ -	$ -	$ -	$ -	$ 4,500.00	$ -	$ -	$ -	$ -	$
Accounting	$ 1,250.00		$ 1,250.00		$ 1,250.00		$ 1,250.00		$ 1,250.00	
Professional Services	$ -	$ -	$ 2,500.00	$ -	$ -		$ -	$ -	$ -	$
Tooling & Misc Costs	$ 14,000.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$
Total	$ 26,800.00	$ 9,250.00	$ 22,650.00	$ 10,100.00	$ 16,100.00	$ 11,050.00	$ 15,950.00	$ 11,250.00	$ 13,100.00	$ 11,650

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The proceeds from this offering are tantamount to Shield Devices product development and go to market strategy. If fortunate, and receive the full raise of $107K we would immediately begin creating the 3D prototypes thereby enabling us to make sales calls on the targeted partner companies previously mentioned in the context of this raise. It would take approximately 20 days to complete the prototypes. So within July of this year we would be prepared to move forward. We would be prepared to pursue either go to market strategy; i.e. partnering or licensing. Additionally, we would begin developing the inside trash container model which we feel will add to the importance of our product category to a potential partner. Once we receive an affirmation from partner, either through an LOI or MOU, we will use that impetus to begin a pre-money round (if the agreement is for partnership). Prior to the end of that raise, our team would travel to the appropriate country to ascertain the best manufacturer/assembler and begin discussions on tooling etc.

The initial $107K would last us until September (if the tooling costs are included). If not, then these funds will last until approximately end of November.

If we were only to receive a portion of the $107K, let's assume the minimum, the funds would go to the prototyping as this is our key to entry and partnership. We need our targets to be able to see and prove concept thereby shortening any sales cycle for this approach.

We are continuously pursuing Angel Investments through multiple means and at this writing do not have additional investors in place.

We are pursuing other Angel Investors, to name a few whom we are in current conversations are:

Chemical Angels

Billiken Angel Network

Nashville Capital Network

Lubbock Angel Network

Alliance of Angels

and ProSeeder groups.

Lastly, since one of our staff persons has completed 3 Crowdfunding campaigns we are investigating the work necessary to begin an Indiegogo Campaign.

Indebtedness

0% Indebtedness as of 5/18/2018.

Recent offerings of securities

None

Valuation

$5,000,000.00

The valuation is based on Company's projections of future sales and an estimate of the fair market value of the company. Company believes there exists a large market for the use of our product and that the valuation is a fair reflection of the growth potential of the company. That being stated, we feel our valuation is in line with other CPG type start-ups when we begin our Pre-money raise next. With our wishing to raise $1M at a 20% ownership. When considering our current position and opportunity we feel confident on pursuing each benchmark in a strategic fashion.

USE OF PROCEEDS

	Min Offering Amount Sold	Max Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses	0.00	0.00
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R&D & Production	$4,300	$9,850
Marketing		$13,230
Working Capital	$2,500	$17,500
SG&A/T&E	$2,600	$23,600
Tooling		$36,400
Total Use of Net Proceeds	$9,400	$100,580

Usage of funds will include but not limited to: Creating prototypes for potential partners, such as Diversey, SC Johnson for their own study. Also creating prototypes of the inside trash container pump. The marketing spend will be centric to building up the website for e-commerce and produce better videos to be employed as pre-sell agents to potential licensees. Working capital will be for engineering, business development consulting etc. A significant part of SG&A/T&E will be used for creating interest and traveling to potential partners on sales calls plus locating the correct manufacturer. Tooling is obvious. Currently we are exploring whether much of the casing can be stamped, keeping the tooling less. The pump will be injected molded and tooling costs reflect both the die and injection tool.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to Shield Devices LLC or its officers or directors.

Compliance failure

Shield Devices, LLC has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at shielddevices.com in the Investor tab labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Shield Devices LLC

[See attached]

I, Eric Larabee, the CEO of Shield Devices LLC, hereby certify that the financial statements of Shield Devices LLC and notes thereto for the period starting February 4, 2016 and ending April 30, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the years 2016, 2017 and 2018, the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00 for all three years.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the May 15, 2018 (Date of Execution).

_____ (Signature)

___CEO_____ (Title)

___May 15, 2018_____ (Date)

SHIELD DEVICES LLC

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception

SHIELD DEVICE LLC
Index to Financial Statements
(unaudited)

SHIELD DEVICES LLC
BALANCE SHEET
Year to Date, As of Month End April 30, 2018
(unaudited)

	April 30, 2018
Assets	
Current Assets	
Cash	$0
Current Assets	$95,069
Total Assets	**$95,069**
Liabilities and Owner's Equity	
Total Liabilities	$0
Owner's Equity	$119,530
Accumulated deficit	($24,461)
Total Owner's Equity	$95,069
Total liabilities and Owner's Equity	**$95,069**

SHIELD DEVICES LLC
BALANCE SHEET
Year End December 31, 2017
(unaudited)

	December 31, 2017
Assets	
Current Assets	
Cash	$0
Current Assets	$26,369
Total Assets	**$26,369**
Liabilities and Owner's Equity	
Total Liabilities	$0
Owner's Equity	$27,580
Accumulated deficit	($1,211)
Total Owner's Equity	$26,369
Total liabilities and Owner's Equity	**$26,369**

SHIELD DEVICES LLC
BALANCE SHEET
Year End December 31, 2016
(unaudited)

	December 31, 2016
Assets	
Current Assets	
Cash	$0
Current Assets	$0
Total Assets	**$0**
Liabilities and Owner's Equity	
Total Liabilities	$0
Owner's Equity	$0
Accumulated deficit	$0
Total Owner's Equity	$0
Total liabilities and Owner's Equity	**$0**

Profit and Loss Statement

	April 30, 2018
Revenues	$0
Costs of Goods Sold	$0
Ordinary Expense	
Marketing/Branding	$3,500
Salaries and Wages	$5,000
Travel & Entertainment	$3,900
Web Hosting & Domains	$10,850
Total Expenses	**$23,250**
Net Ordinary Income/(Loss)	($23,250)
Net Income/(Loss)	($23,250)

SHIELD DEVICES LLC
STATEMENTS OF OPERATIONS
Year End December 31, 2017
(unaudited)

Profit and Loss Statement

	December 31, 2017
Revenues	$0
Costs of Goods Sold	$0
Ordinary Expense	
Marketing/Branding	$0
Salaries and Wages	$1,000
Travel & Entertainment	$0
Web Hosting & Domains	$211
Total Expenses	**$1,211**
Net Ordinary Income/(Loss)	($1,211)
Net Income/(Loss)	($1,211)

SHIELD DEVICES LLC
STATEMENTS OF OPERATIONS
Year End December 31, 2016
(unaudited)

Profit and Loss Statement

	December 31, 2016
Revenues	$0
Costs of Goods Sold	$0
Ordinary Expense	
Marketing/Branding	$0
Salaries and Wages	$0
Travel & Entertainment	$0
Web Hosting & Domains	$0
Total Expenses	**$0**
Net Ordinary Income/(Loss)	$0
Net Income/(Loss)	$0

	Common Stock		Preferred Stock				
	Shares	**Amount**	**Shares**	**Amount**	**Additional Paid in Capital**	**Accumulated Deficit**	**Total Owner's Equity**
January 31, 2018							**$26,369**
Net Income/(Loss)							($23,250)
Owner's Contribution							$91,950
April 30,2018							**$95,069**

SHIELD DEVICES LLC
STATEMENTS OF OWNER'S EQUITY
Year End December 31, 2017
(unaudited)

	Common Stock		Preferred Stock				
	Shares	**Amount**	**Shares**	**Amount**	**Additional Paid in Capital**	**Accumulated Deficit**	**Total Owner's Equity**
January 1, 2017							**$0**
Net Income/(Loss)							($1,211)
Owner's Contribution							$27,580
December 31,2017							**$26,369**

SHIELD DEVICES LLC
STATEMENTS OF OWNER'S EQUITY
Year End December 31, 2016
(unaudited)

	Common Stock		Preferred Stock				
	Shares	**Amount**	**Shares**	**Amount**	**Additional Paid in Capital**	**Accumulated Deficit**	**Total Owner's Equity**
February 4, 2016							**$0**
Net Income/(Loss)							$0
Owner's Contribution							$0
December 31,2016							**$0**

SHIELD DEVICES LLC
STATEMENTS OF CASH FLOWS
Year to Date, As of Month End April 30, 2018
(unaudited)

	April 30, 2018
Operating Activities	
Net Income	($23,250)
Net cash provided by Operating Activities	($23,250)
Investing Activities	
Inventory – Other (Short Run)	($1,750)
CIP – Startup Costs	($66,950)
Net cash provided by Investing Activities	($68,700)
Financing Activities	
Owner Equity:	$91,950
Net cash provided by Financing Activities	$91,950
Net cash increase for period	$0
Cash at the end of the period	$0

SHIELD DEVICES LLC
STATEMENTS OF CASH FLOWS
Year End December 31, 2017
(unaudited)

	December 31, 2017
Operating Activities	
Net Income	($1,211)
Net cash provided by Operating Activities	($1,211)
Investing Activities	
Inventory – Other (Short Run)	$0
CIP – Startup Costs	($26,369)
Net cash provided by Investing Activities	($26,369)
Financing Activities	
Owner Equity:	$27,580
Net cash provided by Financing Activities	$27,580
Net cash increase for period	$0
Cash at the end of the period	$0

	December 31, 2016
Operating Activities	
Net Income	$0
Net cash provided by Operating Activities	$0
Investing Activities	
Inventory – Other (Short Run)	$0
CIP – Startup Costs	$0
Net cash provided by Investing Activities	$0
Financing Activities	
Owner Equity:	$0
Net cash provided by Financing Activities	$0
Net cash increase for period	$0
Cash at the end of the period	$0

NOTE 1 – NATURE OF OPERATIONS

Shield Devices LLC was formed on February 4, 2016 ("Inception") in the State of Washington. The financial statements of Shield Devices LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Duvall, Washington.

Shield Devices LLC, is the first line of defense against bacteria, viral, germs, fungi, odor, insects and rodents in trash receptacles. Shield Devices LLC has created the first ever mechanical pump that is able to mitigate many of the problems associated to both consumer indoor and outdoor garbage, recycling, and organic waste trash containers. Additionally, these utility patented pumps are capable of performing similar for commercial containers seen outside hospitals, schools, restaurants, apartment complexes and commercial buildings.
- Trash is always an interest to rodents. These animals create vectors to humans for various bacteria, viral and parasites to spread. Every time we interact with these receptacles we introduce ourselves to these potential problems. - Flies are vermin that are attracted to trash. They are the fastest breeders and the largest concerns among scientists. These flying insects easily spread various diseases and other problems. Transferred by physical contact to everything the fly lands on in the surrounding area. - Cockroaches are known to carry various infectious pathogens. These arthropods are the public transit for the busy microbiological world. These insects are known to ferry bacteria, viruses, fungi and parasites between our trash and our daily life through mechanical transmission. - Consumer and commercial trash receptacles when containing water provide an ideal aquatic habitat for certain species of mosquitoes. These particular insects prefer manmade structures to lay their eggs. Trash can will then support hatching of eggs to larvae followed by pupae in the standing water. Adults are then possible vectors to humans for so many problems worldwide. Bill Gates recently stated, "The mosquito is the most dangerous animal on the planet."

Shield device design and the solutions utilized may be dictated by environmental factors in the area or region.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 30, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from two different revenue verticals. (a) Licensing our pump technology to companies such as Diversey or SC Johnson wherein they sell containers of odor mitigating or bacteria killing solutions along with our pump. (b) Manufacturing the pump assembly and selling pump via e-commerce and to brick and mortar, partnering with a manufacturer towards aforementioned distribution.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Washington state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
As of April 30, 2018, there is no outstanding debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – OWNER'S EQUITY

As of April 30, 2018, the total amount of Owner's Contribution is $119,530. Since inception there has been a ($24,461) loss for a Net Owner's Equity of $95,069.

Voting Units

We have authorized the issuance of 100 units of our voting units . As of April 30, 2018 the company has currently issued 100 units of their voting units.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of April 30, 2018, there are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after April 30, 2018 through May 15, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Shield Devices LLC is pending **StartEngine Approval.**

▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

♡



Shield Devices LLC
Sanitizing & Odor killing trash can pump

● Small OPO   🏠 Duvall, WA   🏷 Consumer Products   🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

A Trash Solution

Shield Devices - Liquid Dispensing Device

Today, waste disposal containers throughout the world are a convenient and common item in which to discard garbage and recycled materials. Unfortunately, these containers also provide an optimal environment for significant odor, various diseases and bacteria to reproduce. Increasing the capabilities for these problems to more easily spread. Consequently, waste containers provide a habitat for increasing odor, unwanted rodents and insect activity that may thrive as a result of these prime conditions.

My company, which began as an Industrial Design Senior Thesis, has been granted two utility patents for a product that is what we believe to be the best solution to alleviate the problems directly associated to these containers that we all interact with daily. Our Shield Device possesses the capabilities to automatically address all these particular health risks. The devices' universal design may be applied to every consumer or commercial container.

Our patented pump and spray system sanitizes and disinfects the interior surfaces. Shield Devices are automatically activated after the receptacle, has been emptied or after someone has placed trash in the container and the lid has closed. It also can be activated manually, when needed. There are additional areas where this innovative product can be used both for consumers and commercially. We are completing a device for the inside the house trash container. The scientific community has recently supported the validity of this product.

There are no power sources required and we have performed our due diligence regarding the manufacturing.

Our goal is to manufacture and/or license this intellectual property.

We are currently seeking funding to bring this product into development and manufacturing.

US Utility Patent # 8,727,181 (Parent)
US Utility Patent # 9,168,548 (Continuation)

Sincerely,
Eric S. Larabee

shielddevices.com

SHIELD
Devices LLC







The Offering

INVESTMENT OPPORTUNITY

Convertible Promissory Notes
Note converts to Non-Voting Common Units when the company raises $1,000,000.00 in a qualified equity financing
Maturity Date: May 15, 2020
$5,000,000 Valuation Cap
15% Discount Rate

4% Annual Interest Rate
Maximum of $107,000 in Convertible Notes
Minimum of $10,000 in Convertible Notes

What is a Convertible Note?

A convertible note offers you the right to receive membership Units in Shield Devices, LLC. The number of Common Units of membership in the limited liability company you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per Unit is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 85% discount on the price the new investors are purchasing. You also receive 4% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive your investment and interest back from the company.
.

Perks

$400 - First 100 investors receive a Shield Device and 2 solution packets.

All perks occur after the offering is completed and the product has been manufactured.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the ***Offering Summary*** below.

Shield Devices, LLC's mission is to mitigate various problems and potential disease from places being a haven for such growth.

Shield Devices 2018 - Going Forward

Shield Devices began as an Industrial Design Senior Thesis. Project from the beginning was increasingly building interests and information as surveys/questionnaire indicated. It was obvious that something was needed to control these problems that were a direct result from these trash containers.

A few months later graduated with honors and an "A" with my senior thesis project. Soon to follow I was granted US Utility Patent 8,727,181 (Parent) and US Utility Patent 9,168,548 (Continuation). Related patents are the way to go and stronger together.

We at Shield Devices have documented our Proof of Concept with a full scale 3D Printed prototype. We have improved our website shielddevices.com along with it's domain, and created a Power Point Presentation with our Financial Forecast.

We are interested in funding to create a crowdfunding campaign that will prove demand and further the go to market strategy we are implementing.





- **Industrial Design Senior Thesis - BFA**
- **CAD Designs -- Information / Engineering**
- **US Utility Patent 8,727,181 (Parent)**
- **US Utility Patent 9,168,548 (Continuation)**
- **Collaborate with Bob Kerch at Accretive Global Consulting Inc.**
- **Prototypes by Mike Reed at Prolific LLC.**
- **Proof of Concept 3D Printed Model**
- **Power Point / Financial Projections / Business Plan**
- **Beta Prototype built and documented capabilities**
- **Website and Domain built**
- **Universal Bracket/Clip Design and Manufacturing**

We, at Shield Devices, are excited to continue the advancement and product development of our utility patents. Shield Devices has created a patented product that improves the quality of life for consumers by automatically dispensing either a sanitizing and/or odor mitigating liquid to inhibit and detour: bacteria, viruses, insects and rodents from trash containers. Eager to continue forward.

Beta Prototype attached to 2 Wheel Roll-Out





Residential Consumer - 2 Wheel Roll-out
Individual unit will be approximately 15" in length. Will have an easily attachable bracket that seats or clamps the unit to the inside back of the container. Body of unit will be constructed of a hard plastic such as ABS. Pump assembly (patented) with accessibility for changing out the cartridge refills when empty. Liquid container will hold approximately 6 ounces of fluid. Projection is for the liquid to last a month. No batteries required.





- US Utility Patent 8,727,181 (Parent)
- US Utility Patent 9,168,548 (Continuation)
- Liquid Dispensing Device designed with universal applications
- No power source is required
- Automatic and Manual capabilities
- Applications to mitigate: bacteria, virus, insects and rodents
- Accretive Global Consulting Inc. and Prolific LLC.
- Proof of Concept 3D Printed Model
- Beta Prototype built with documented capabilities
- shielddevices.com Website and Domain built
- Universal Bracket/Clip Design
- Consumer and Commercial applications

Commercial / Industrial Dumpsters
Individual unit will be approximately 24" - 36" in length. Body of unit will be constructed of a hard plastic such as ABS. Pump assembly (patented) with accessibility for changing out the cartridge refills or services provided. Liquid container will hold approximately 1 gallon of fluid. Projection is for the liquid to last 1-3 months. No batteries required.

Indoor Consumer
Individual unit will be approximately 6" in length. Accessibility for changing out the cartridge refills. Liquid container will hold approximately 2-4 ounces of fluid. Projection is for the liquid to last a month. No batteries required. When the lid is raised to place an item(s) into the container the product's piston is primed and releases a liquid agent into the container after closing. Utilized to inhibit bacteria growth and mitigate odor.



How our products are different from the rest

Shield Devices has created a patented product that we believe improves the quality of life for consumers by automatically dispensing either a sanitizing and/or odor mitigating liquid to inhibit and deter: bacteria, viruses, insects and rodents from trash containers.

Method: Through our patented pump assembly housed in multiple configurations, agents are automatically released into the interior of the container. No power source. Design allows universal applications.

Differentiator: Through exhaustive research we have not found any product similar either consumer or commercial.

Revenue Verticals: We are focusing on the consumer model for the outside container. It is our strategy to manufacture or license the pump and housing to Consumer Product companies that have the ability to produce the liquid, thereby creating an ease to market.

Recurring revenue through consumer refill cartridges or service options.

Commercial Product will be introduced after the consumer products are launched. This product may be applied to the various trash receptacles that are used at many: Hospitals, Schools, Restaurants, Businesses, Apartments, Public Facilities, Heavily populated city areas, Food Processing, Etc.










Alpha Design -
Rodents-

Worldwide, rats and mice spread over 35 diseases. These diseases can be spread to humans directly, through handling of rodents, through contact with rodent feces, urine, or saliva, or through rodent bites. Diseases carried by rodents can also be spread to humans indirectly, through ticks, mites or fleas that have fed on an infected rodent. Content Source: Center for Disease Control and Prevention - www.cdc.gov

Bravo Design
-Flies-

The key to managing all filth flies is sanitation. Eliminating fly breeding sites, i.e., the material to which they are attracted to and on which they lay eggs, is usually sufficient to eliminate and prevent fly infestations. Conversely, without thorough sanitation, other control methods are largely ineffective. Dumpsters should be kept as clean as possible, emptied regularly and kept as far away from buildings as is practical. Content Source: Illinois Department of Public Health - www.idph.state

Charlie Design -
Cockroaches-

Cockroaches are among the most common pests in many homes and other buildings. Garbage bins offer an excellent environment for cockroaches to develop. These arthropods are capable of carrying and spreading various diseases. Cleanliness and hygiene management requires rubbish bin areas to be kept clean. Use of repellents to control insects. Content Source: World Health Organization WHO - www.who.int

Delta Design -
Mosquitoes-

Consumer and commercial trash receptacles when containing water provide an ideal aquatic habitat for certain species of mosquitoes. These particular insects prefer man made structures to lay their eggs. Trash can will then support hatching of eggs to larvae followed by pupae in the standing water. Adults are then possible vectors to humans for so many problems worldwide. Content Source: Center for Disease Control and Prevention - www.cdc.gov

Our Market and the Waste Management Industry

Shield Devices

We have 2 Revenue Verticals:

1. B2C – Within this model there are 2 possibilities

 a. Licensing –

   We offer our pump patent and our design portfolio for product

 b. We receive a % of each unit manufactured (not sold at retail)

 c. The manufacturer (SC Johnson or the like) would create a design based on the size and shape of their liquid packaging

 d. Under this agreement, we would most likely also have a consultancy fee for the product development aspect

 e. We would offer a non-exclusive license, however, we could offer a 6 month exclusivity when at market

2. B2C – 2nd model

 a. We manufacture the housing/pump and sell to the maker of the liquid

 b. The housing would be delivered to the packaging company to be branded and liquid be incorporated in the packaging.

2nd revenue vertical:

1. B2B

 a. This model would require we create the pump and liquid receptacle for the larger commercial containers

 b. We, in turn, then sell the units to

 b.i. Sellers of the containers

 b.ii. Waste Management Company

 b.iii. Distributors who would sell to the Waste Management Companies

The population on this planet is growing at an alarming rate. As the number of people increase, the amount of waste will grow accordingly. Waste disposal and how it's dealt with will have to change as well.

Today, waste disposal containers throughout the world are a convenient and common method of disposing of waste. These containers often develop various problems and possible health risks to anyone in the surrounding area.

Our company's liquid dispensing device has the potential to mitigate many of the problems associated to trash and how we contain then dispose of worldwide.

It is our strategy to manufacture or license the pump and housing to Consumer Product companies that have the ability to produce the liquid, there by creating an ease to market. Recurring revenue through consumer refill cartridges or service options.

What Makes Our Team Special



Eric Larabee
Shield Devices LLC
Owner / Industrial Design / CAD / Patents
US Utility Patents # 8,727,181 (Parent) and #9,168,548 (Continuation)
Liquid Dispensing Devices

Bob Kerch
Accretive Global Consulting Inc.
Former VP Mdsg, Mktg & Global Licensing - Seiko
Former - Director of International Business Development for Nike
Start-up Industry Consulting 11 years
Has brought more than 200 consumer products to market
President for Start up for PEG

Mike Reed Prolific LLC Engineer / Proof of Concept Prototypes

Duncan Auld - Mechanical Engineer

Investors

We, at Shield Devices, are excited to continue the advancement and product development of our utility patents. We are interested in working with StartEngine crowdfunding and would like to present an opportunity to collaborate in going forward with this process.

This, of course, is a work in progress and we will pursue this potential revenue vertical. Meanwhile, we are looking for funding to create a crowdfunding campaign that will prove demand and further the go to market strategy we are implementing.

With this product, we can create a new category. For that we are quite confident and are looking forward to 2018.

Shield Devices Overview for Investors perusal:
Premise: To effectively mitigate many of the problems directly associated to consumer and commercial trash containers. Product designed and patented to automatically dispense solution to sanitize interior surfaces of





residential two-wheel containers and large commercial dumpsters. Device may be utilized to prohibit various rodents and insects.



Method: Through a patented pump assembly - US Utility Patents 8,727,181 / 9,168,548 Housed in 3 various configurations, methods agents are released into the container:

1. Outside container:
    1. When turned upside down and empties, the pump assembly is primed and when container is placed right side up, the liquid agent is dispensed according to the size of the container.
2. Inside container:
    1. Because most lid containers inside the house, effectively seal the unit, bacteria growth on organic material begins almost immediately.
    2. When the lid is raised to place an item(s) into the container the pump is primed and releases a liquid agent into the container.
    3. Utilized to inhibit bacteria growth and mitigate odor.

Differentiator: With exhaustive research we have not found anything similar in the marketplace.

Revenue Verticals: Initially, we are focusing on the consumer model with a target to be in the innovation section of the Housewares Show in '18. We currently are pursuing strategic partners in Consumer Products such as: SC Johnson, Reckitt Benckhiser, Etc.

We have created a commercial version which will be introduced after the consumer product is launched. This product may be applied to the various trash receptacles that are used at many: Hospitals, Schools, Restaurants, Businesses, Apartments, Etc.

Proof of Concept: We have videos which can be viewed on this offering and on our website illustrating a full scale Shield Device prototype working.

Investment: We are raising $107K using Convertible Notes as our investment vehicle based on the terms in the Offering Summary below.

-A full scale prototype is currently developed that creates the necessary pressure to automatically dispense solution. Device will be attached to a residential Two Wheel Roll-Out (30-60 Gallon) containers. Liquid dispensing device application with trash truck emptying trash receptacle video documentation 4/2018.

Thank you for your consideration.

Eric Larabee & Bob Kerch

---

shielddevices.com



September 2004

Industrial Design Senior Thesis

Concept for device began as I was walking to class going past the foul dumpsters next to the buildings. Seemed there should be a better system for trash containers.

May 2014

US Utility Patent 8,727,181 (Parent)

Interests and necessity for something better with the typical trash system. Continued thesis development into more information and was granted US Utility Patent 8,727,181.

October 2015

US Utility Patent 9,168,548 (Continuation)

Continued development of product and patent with Kilpatrick, Townsend and Stockton as advisors here in Seattle. Granted US Utility Patent 9,168,548.

February 2016

Shield Devices LLC.

Beginning of the Company Shield Devices LLC. Excited to go forward. Step / Stretch / Leap.

December 2017

Proof of Concept

Proof of Concept is achieved. shielddevices.com website and domain. Power Point, Financial Projections, and Business Plan - Accretive Global Consulting, Inc. / Bob Kerch

February 2018

Beta Prototype - Full Scale / Full Function

Beta Prototype has been built and tested. Full scale prototype attached to 60 Gallon Roll-Out. Consumer trash container. Mike Reed at Prolific LLC for Proof of concept and Beta prototypes.

April 2018

Shield Devices LLC Launched on StartEngine

Super excited to go forward with the crowdfunding and StartEngine. Now YOU can own a part of our company and the market we will create for the necessity of better waste management practice

May 2018

Crowdfunding Completed

Optimistic of the capabilities to continue forward with traction. Creating a Win / Win scenario for all parties involved. (ANTICIPATED)

September 2018

Manufacturing and Distribution

Established Manufacturing & Distribution channels. Goal: 10,000 Units distributed throughout stores in certain regions & states. Address commercial trash problems with state officials. (ANTICIPATED)

January 2019

Shield Device on shelves in the US

Product when attached will mitigate many of the problems that are directly related to trash containers. Utilizing the product, trash containers will be cleaner and healthier. (ANTICIPATED)

March 2019

Expanding to other countries

Applications all over the world for these devices. Especially equatorial countries & regions. Population is increasing and the trash that follows will need better waste management. (ANTICIPATED)

In the Press

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Meet Our Team



Eric Larabee
CEO, Founder, Managing Member

Shield Devices LLC. - CEO / Founder / Managing Member 2/2016 - Present - Duvall, Wa. - Provisional Patents Utility Disinfecting System: U.S. Patent # 8,727,181 (Parent) / U.S. Patent # 9,168,548 (Continuation) 10/2010 -- Total Product Design of Commercial / Residential - Liquid Dispensing Device - Utility - Full Time Position – All communications, maintenance and revisions with US Patent and Trademark Offices, attorneys, state, and federal. Product Development. - Interested in building a professional business relationship with the appropriate team of individuals whom possess an established perspective in manufacturing new products.   Licensing of Intellectual Property - Utility Patents Design Experience: Industrial Design / CAD, 3-D Modeling with various materials, Total product design capabilities, Okala- Ecological Design and Manufacturing, Resins, well developed sketching and rendering, Human Factors, Step - Stretch - Leap, I.D.S.A. Industrial Design Society of America - Honor Society, SAE Car Design Team, Vacuum Forming, and Design Ideas sponsored projects. Computer Aided Design - 2/2004 - Present - Various CAD 3D models built as contracted to specifications as to meet client's needs and cities building code requirements. Part Time / Seasonal work. Incorporating numerous programs into design and plotting. Surveying drawings and structures as requested to create computer models.   William E. Buchan Inc. - Bellevue, WA. 4/2007-1/2009 CAD / Drafting / Permits - AutoCAD construction drawings and plat development, both commercial and residential. Position implemented new drawings and revisions in coordination with customers, architects, marketing, engineers, surveyors, and various construction crews. All permit activity through various cities and W.B.H. Inc. KIP Printers. Shayfer's Creations- St. Louis, MO. 1/2005 - 1/2007- Various freelance design projects: Advertisements, brochures, comp. sheets, CAD, logos/icons, color studies. Designed and created as requested by client.   Fishing Vessel Vernon- Seattle, WA. 2003, 1998, 1997, and 1995 Season - Skiff Operator: Managed upkeep of skiff and purse seine. Implemented engineering responsibilities, navigation, and deckhand duties. Oversaw R.S.W. and bilge filtration systems construction and maintenance. Responsible for annual mandatory training of crew in marine survival, man overboard procedures, and industrial safety. Fishing Vessel Sea Falcon- Seattle, WA. 2000, 1999, and 1996 Season- Navigation / Cranes / Engineer   Alltype Fire Protection- St. Louis, MO. / Widico Fire Protection- Carbondale, IL. 10/2000-8/2001 Alltype: 8/2001-6/2002 Widico - Systems Engineer / Sales: The selling, design, manufacturing, construction, and inspections of various fire suppression systems and portable units. Systems are incorporated through various applications in order to meet the desired state specifications. Education: Degree- B.F.A. Industrial Design - Southern Illinois University Carbondale 2001-2004 School of Art and Design, University of Missouri St. Louis 2000, St. Louis Community College at Meramac 1991-1992, Missouri State University 1989-1990 Biology / ROTC / Sigma Phi Epsilon Qualified: Industrial Safety- OSHA, Marine Survival- USCG, Forklift / Crane Operations









Bob Kerch
Advisor

Accretive Global Consulting President/Founder Company Name Accretive Global Consulting Dates Employed Apr 2006 – Present Employment Duration 12 yrs 2 mos Location Chesterfield, MO I am resurrecting my consulting company from 2006-2010. During that time period, Accretive consulted to companies on organic growth, business development, innovative action and going global. With 25+ years of international business development and working across diverse platforms Accretive is positioned to offer dynamic concepts for growth to companies. Advisor - Shield Devices LLC - Approximately 20 hours per week Companies I have consulted to: Build a

Mike Reed
Engineer

Art Associates/Skadoodle Charity Owner Company Name Art Associates/Skadoodle Charity Dates Employed Jan 2015 – Present Employment Duration 3 yrs 5 mos `  Director of Fulfillment and Operations Company Name  ` Dates Employed Jun 2014 – Present Employment Duration 4 yrs Location Maryland Heights, MO 3D print specialist, production process, quality control, refining process, warehouse management, new product development and employee management New Product Development Prototyping Company Name New Product Development Dates Employed Jan 2000 – Present Employment Duration 18 yrs 5 mos Location St. Louis MO

Duncan Auld
Mechanical Engineer

An Aerospace Company Tool Integration Analyst Company Name An Aerospace Company Dates Employed Dec 2016 – Present Employment Duration 1 yr 6 mos Location St. Louis, MO Boeing Mechanical Design Engineer Company Name Boeing Dates Employed Sep 2013 – Apr 2015 Employment Duration 1 yr 8 mos Location St. Louis, MO Self employed System Administrator and Webmaster Company Name Self employed Dates Employed Mar 2003 – May 2013 Employment Duration 10 yrs 3 mos Location St. Louis, MO Consulting - Shield Devices LLC - Approximately 2 hours per week Education University of Missouri - St. Louis   Washington University in St. Louis Degree Name

Bear Workshop, Nike, Sparo Labs, HES Innovations, Compupal (China), 2 other companies in China (cannot disclose), Rojack, Hey Let's Train, Liviara, Chrona Sleep Systems, Taiwan Xien, Ardent, Adao Global, Triflare, Janjii, Jord Watch, F-Works, J.W.E. Design, Swiss American, Claire Flower Shoes, ProXR, Experience on Demand, Cogno, Commerative Coin, Ski Shocks, Zap Strips, Parsec Enterprises, Make LA, IVMS, DPI, Performance Marketing, Synek, Shield Devices, AGOGIE, Party Belts, Bloonz, THE P.E.T., During the last 11 years of consulting I have had the pleasure of advising over 65 start-ups and businesses across the globe. The challenge of advising start-ups to realize their potential and achieve success is incredibly rewarding. SYNEK Advisor Company Name SYNEK Dates Employed May 2013 – Jul 2015 Employment Duration 2 yrs 3 mos Location Greater St. Louis Area/Denver Was the lead consultant re: business strategy, product development, go to market strategy, pricing, product roadmap, logistics The Rush President Company Name The Rush Dates Employed Jul 2010 – Feb 2013 Employment Duration 2 yrs 8 mos Location Auburn Hills, MI Internet media company that offers real time highlights of extracurricular events, endurance etc. pushed to your smart phone and retained on your computer Nike Director of Global Business Development Company Name Nike Dates Employed Apr 2000 – Apr 2006 Employment Duration 6 yrs 1 mo Increased business through global business initiatives Regal VP Marketing Company Name Regal Dates Employed 2000 – 2002 Employment Duration 2 yrs SII International VP Marketing & Merchandise Company Name SII International Dates Employed 1995 – 2000 Employment Duration 5 yrs Education University of Missouri-Saint Louis Degree Name BA Field Of Study Marketing/Business Development



Consulting / Prototypes - Shield Devices LLC - Approximately 5 hours per week Established prototyping and conceptual designs for inventors and major companies. As seen on TV products and successful in getting products to HSN. Alliance Water Resource Manager/Operator Company Name Alliance Water Resource Dates Employed May 2004 – Jun 2014 Employment Duration 10 yrs 2 mos Location St. Louis MO Operate MBR (Membrane Bio Reactor) plant. Processed lab work for EPA and DNR, coordinated plant development processes saving one location over $10,000 a year in operating cost, worked with UV purification, chemical purification, land applications, environmental process following EPA and DNR guidelines, worked as consultant with other municipalities involving odor control issues for Alliance, sludge and waste control and digestion process and worked on ozone air purification processes. Also, managed sequence batch reactor plants, small package plants, extended air plants and trickling filter plants. Education University of Sacramento California Dates attended or expected graduation 2007 – 2011 Licensed in Class A, Class C, Class D in Wastewater Plant Operations and Collections - DS3 Collections, Class A Operators Licence, Class C, Class D Operators License, Class ACDL drivers license Lewis and Clark Technical School Field Of Study Wasterwater and Water Processing Management Studies



BSME Field Of Study Mechanical Engineering - Minor in Computer Science, Minor in Mathematics University of Missouri-Saint Louis Degree Name BLS Field Of Study Liberal Studies - Computer Science Concentration University of Kansas Field Of Study Industrial Design Product Design NX Unigraphics



Offering Summary

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Non-Voting Common Units when the company raises $1,000,000.00 in a qualified equity financing

Maturity Date: May 15, 2020

$5,000,000 Valuation Cap

15% Discount Rate

4% Annual Interest Rate*****

**Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below*

4% Annual Interest Rate, payable at maturity

Maximum of $107,000 in Convertible Notes

Minimum of $10,000 in Convertible Notes

What is a Convertible Note?

A convertible note offers you the right to receive membership Units in Shield Devices, LLC. The number of Common Units of membership in the limited liability company you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per Unit is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 85% discount on the price the new investors are purchasing. You also receive 4% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive your investment and interest back from the company.

Company	Shield Devices LLC
Corporate Address	27015 NE Ring St. Duvall, WA 98019
Description of Business	The Company was formed in 2016 to expand a thesis regarding the bacteria growth and odor as it relates to both consumer and commercial trash containers. Both concept and design have been developed in addition to 2 Utility patents.
Type of Security Offered	Convertible Note
Minimum Investment Amount (per investor)	$200

Perks

$400 - First 100 investors receive a Shield Device and 2 solution packets.

All perks occur after the offering is complete and the product is manufactured

The 10% Bonus for StartEngine Shareholders

Shield Devices LLC will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 4.4% instead of 4%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

RISKS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

<u>Shield Device Demo 2018</u> - If you find trash days to be unpleasant, you're not alone. Our company Shield Devices has been granted two utility patents that will alleviate many of the problems associated with consumer and commercial trash receptacles. Thank you.

Today's trash day in our neighborhood, and we would like to demonstrate how our liquid dispensing device automatically addresses these problems. As the trash receptacle is emptied and returned to the ground, our product dispenses a sanitizing or odor-mitigating agent onto the interior surfaces of the container. As you can see, the device automatically dispensed approximately one fluid ounce of solution on the interior surfaces. Did we mention the shield device requires no power source? In conclusion, the shield device is capable of reducing a majority of bacteria, and disease, and odor that are a constant in our [inaudible 00:01:02] trash cans. There is nothing similar on the market today, and with its simple installation the consumer endured less work, smell and worries. Let's make trash days better and healthier.

<u>Shield Device Final Video</u> - Sp what we're doing today is we're going to demonstrate the use of shield devices in your outside trashcan. Essentially this is what happens every week when the trash man comes by and empties your trashcan.

So here's your assembly instructions. We're inserting a screwdriver into the unit,

and we're unscrewing the unloading chamber. This is how you'd reload it. This is our own custom bottle right here, and that basically just screws right off, and you put in a new bottle that you buy at the store.

So for today's demonstration the water will come out in a green color to illustrate the spray, and how much is sprayed. Insulation on this unit will take approximately three minutes to put into a trash container.

With this unit you will spray between 1-1/2 and 1-3/4 ounces of liquid into your container. As you will be able to see, it will go through the sides to the front, and then on the bottom of the trash container itself.

Closing the lid and this primes the pump, and as it then will dispense the liquid.

As you can see, the amount of liquid is sprayed across the sides, the back and the front of the unit. It is evident by that one spray, how much is dispensed through to the back of the unit, the sides of the unit, the front of the unit. Again on the sides-

the front, back-

... And the base of the unit. So this liquid is being caught by the paper towels obviously, but you can see that it's dripping down the side, and therefore will be bacteria killing and/or odor mitigating as we have described that the shield devices can do.

Now the unit as you see it here today is 15 inches long, and approximately 4 inches deep. What we'd like to do right now is show you how the liquid gets dispensed by activating it manually. This can be done by any consumer, by the way if they had too much odor or something inside that they wanted to kill. As you can see the force of the pressure makes it go to the ends and to the side of the trash container, thereby killing bacteria.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN

AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a

%%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding,

Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a) (6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN

CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   * *   * *

This Subscription is accepted

on %%TODAY%%.

%%NAME_OF_ISSUER%%

By:

%%ISSUER_SIGNATURE%%

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE

SERIES 2018 - CF

$%%VESTING_AMOUNT%%

%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the

"Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on May 15, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

    (a) In the event that the Company issues and sells shares of its Membership Units to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Membership resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Common Units at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

    (b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

    (c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Non-Voiting Common Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:

By: ___%%ISSUER_SIGNATURE%%___

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN

AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a

%%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding,

Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a) (6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

> (ii) Both of Subscriber's net worth and annual income are more than $107,000, and

that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN

CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   * *   * *

This Subscription is accepted
on %%TODAY%%.

%%NAME_OF_ISSUER%%

By:

%%ISSUER_SIGNATURE%%

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE

SERIES 2018 - CF

$%%VESTING_AMOUNT%%

%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the

"Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on May 15, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

> (a) In the event that the Company issues and sells shares of its Membership Units to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Membership resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Common Units at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

> (b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

> (c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Non-Voiting Common Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of

the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:

By: ___%%ISSUER_SIGNATURE%%___

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS

PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;
>
> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
>
> (iii) As part of an offering registered under the Securities Act with the SEC; or
>
> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
>
> (ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

    (a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

    (b) This Subscription Agreement is not transferable or assignable by Subscriber.

    (c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

    (d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

    (e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

    (f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   * *   * *

This Subscription is accepted

on %%TODAY%%.

%%NAME_OF_ISSUER%%

By:

%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED

FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE

SERIES 2018 - CF

$%%VESTING_AMOUNT%%

%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the “Company”), promises to pay to %%VESTING_AS%%, the investor party hereto (“Investor”) who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the “Note”) the principal amount set forth above and on the signature page of his/her subscription agreement (the “Subscription Agreement”), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the “Crowdfunding Notes”) to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the “Investors”).

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on May 15, 2020 (the “Maturity Date”).

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Membership

Units to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Membership resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Common Units at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Non-Voiting Common Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this

Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

  a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

  b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

  c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

  d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

  e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

  f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

  g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:

By: ____%%ISSUER_SIGNATURE%%____

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

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